

April 14, 2011

Mr. Robert S. Taubman
President and Chief Executive Officer
Taubman Centers, Inc.
200 East Long Lake Road, Suite 300
Bloomfield Hills, MI 48304

> RE: **Taubman Centers, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 1-11530**

Dear Mr. Taubman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Rental Rates, page 7

1. In future periodic filings, please provide quantitative disclosure regarding the impact of tenant expense reimbursements and concessions, such as free rent, on average rent. Please also revise accordingly the disclosure on page 31.

Results of Operations, page 33

2. In future periodic filings, please provide more detailed disclosure regarding trends in your tenant improvement costs, tenant concessions and leasing commissions. Please provide this disclosure on a per square foot basis.

Application of Critical Accounting Policies

Capitalization of Development Costs, page 41

3. In future filings please disclose the amount of development charges that you have incurred for all years presented as it relates to pre-development where you have an option to acquire land and development charges. In addition, please disclose the types of costs that you capitalize during the capitalization phase (i.e. payroll, real estate taxes, etc.).

4. In future filings disclose total payroll costs that are either capitalized or deferred for each year presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Staff Attorney at (202) 551-3758 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief